January 30, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           NeuLion, Inc.
 Form 10-K for Fiscal Year Ended December 31, 2013
 Filed March 13, 2014
 File No.  000-53620

Dear Mr. Spirgel:

This letter is submitted by NeuLion, Inc. (“NeuLion” or “the Company”) in response to a conference call the Company had with members of the SEC on January 22, 2015, whereby the members of the SEC requested that the Company provide additional information to support the Company’s gross revenue reporting for its College subscription business.

In preparing this analysis, we have used the term “Client” to represent our College partner and the term “Customer” to represent the subscriber to the service.

We have responded to the SEC’s request in the following manner:

(1)	Provided a more concise summary that addresses the two more critical indicators of gross revenue reporting, being the primary obligor and inventory risk indicators.

(2)
We are submitting by hand 13 contracts with our Clients that represented almost 70% of our College subscription revenues in 2013 and 2014, and summarized the key elements in our contracts that the Company believes indicates gross revenue reporting.  Attached as Exhibit A is the transmittal letter requesting return of the contracts pursuant to Rule 12b-4 under the Exchange Act.

(3)	Provided a breakdown by revenue stream for our College business for the last 3 years ending December 31, 2014.

(1)	Summary Analysis of Indicators of Gross Revenue Reporting

(i)	Primary Obligor

Accounting Guidance - ASC 605-45-4 - The Entity Is the Primary Obligor in the Arrangement:

“Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.  Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.”

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

Company Analysis:

•	NeuLion is responsible for providing the product or service desired by the Customer.
•	NeuLion is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the Customer.
•	NeuLion is the party to whom the Customer looks for ultimate satisfaction as outlined in the “Terms of Service and Privacy Statement” that each Customer agrees to prior to purchasing the services.
•
Content is provided on a website created, designed and hosted by NeuLion, using the Clients URL (Uniform Resource Locator) for marketing purposes only so Customers can easily find the content rather than provide the content on NeuLion’s website.  In the event a Client terminates our contract or lets it expire without renewing, NeuLion has the option to take down the website.  The Client would then have to find another provider to create, design and host another website using the Client’s URL.

(ii)	Inventory Risk

Accounting Guidance - ASC 605-45-5 - The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon
Customer Return:

“Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.”

Company Analysis:

•
NeuLion frequently waives development/setup fees for its Clients so all labor costs associated with getting the College/Conference website and streaming capabilities up and running are incurred by NeuLion, whether the service is sold or not.

•
NeuLion provides several of their larger Clients minimum guarantees, such that no matter how much revenue is generated from the service, NeuLion is responsible to pay the Client these minimum fees. In essence, NeuLion has purchased all of the Client’s rights and obligations in exchange for a minimum guarantee plus potential upside.

•
If a Customer is not satisfied with the service the Company provides, the Company can refund the Customer their money back, so neither the Client nor the Company is out of pocket.  However, for the period from when the Customer commenced their subscription to the period their subscription is cancelled, all bandwidth costs to stream content to the Customer is paid for by NeuLion and this cost is not shared by our Client.

•
If a Customer disputes a charge through their credit card processing company, the credit card processing company will charge NeuLion a fee commonly known as a chargeback.  This cost is not shared by our Client.

(2)	Key Elements in Contracts that Support Gross Revenue Reporting

Total Contract Analysis:

•	NeuLion had contracts with over 100 Colleges/Conferences in 2013 and 2014.
•	In all contracts with the Client, NeuLion is granted the exclusive right and license to stream live content over all internet-connected devices.
•	In all contracts with the Client, NeuLion is an independent contractor, not a subcontractor.
•	In all contracts with the Client, NeuLion owns the deliverables and intellectual property.
•	In all contracts with the Client, NeuLion is responsible for marketing and the Client agrees to help NeuLion in this regard.
•
11 of the contracts contain clauses whereby the Client was guaranteed minimum revenue for each of the years in the contract.  The Colleges in these contracts represented 37% of our total College subscription revenue in fiscal 2013.  Additionally, for fiscal 2013, of the 11 minimum guarantees, NeuLion fell short on 5 of them and as such NeuLion was required to pay the Client the shortfall.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

Concentrated Contract Analysis:
•	13 Colleges/Conferences made up almost 70% of College subscription revenues in 2013 and 2014.
•	NeuLion waived setup/development fees in 9 of the 13 contracts.
•	Average revenue share in these 13 contracts is 52% to NeuLion.
•
In 9 of the 13 contracts, NeuLion is specifically identified as owning the subscriber lists.  In 3 of the 13 contracts, there is no mention of ownership of the subscriber lists.  In only 1 of the 13 contracts, the Client is the owner of the subscriber list. Thus NeuLion owns these customers.

•
In 6 of the 13 contracts, NeuLion has guaranteed the Client a minimum amount of revenue.  In 2 of those 6 contracts, NeuLion fell short on the minimum guarantee and was required to pay the Client the shortfall.

(3)	3 Year Breakdown of College Revenue by Revenue Stream:

•	Subscription revenues accounted for 14% of total revenues in 2013 and 11% in 2014.
•	The difference between gross and net subscription revenues in 2013 was $3.0M (6% of total revenue) and in 2014 was $2.7M (5% of total revenue).
•
College subscription revenue share as a percentage of total revenue has decreased from 8% in 2012 to 5% in 2014, and we expect that trend to continue.  Additionally with the acquisition of DivX LLC, which we announced today, we expect this percentage to decrease to less than 3% of total revenue in 2015.

REVENUE TYPE	FY 2012 Actual	% of College Revenue	% of Total Revenue	FY 2013 Actual	% of College Revenue	% of Total Revenue	FY 2014 Estimate	% of College Revenue	% of Total Revenue	Revenue Recognition	Footnote

Fixed Fee Services	$2,940,397	27%	8%	$3,479,557	28%	7%	$3,901,080	28%	7%	Fixed fee	1
Advertising	1,298,026	12%	3%	1,517,872	12%	3%	2,412,452	17%	4%	Gross and Net	2
Ecommerce	491,042	5%	1%	833,373	7%	2%	724,669	5%	1%	Net	3
Subscription	6,060,647	56	16%	6,420,466	51%	14%	6,070,650	44%	11%	Gross	4
Usage	92,409	1%	0%	336,817	3%	1%	721,318	5%	1%	Net	5
	$10,882,521	100%	28%	$12,588,085	100%	27%	$13,830,169	100%	25%

TOTAL REVENUE	38,982,926			47,107,178			55,500,000

		% of Subscription Revenue	% of Total Revenue		% of Subscription Revenue	% of Total Revenue		% of Subscription Revenue	% of Total Revenue
Subscription revenue share (included in Cost of Revenue)	$(3,001,611)	50%	8%	$(3,014,680)	47%	6%	$(2,713,693)	45%	5%

Subscription revenue (net)	$3,059,036			$3,405,786			$3,356,957

FOOTNOTES:

(1) FIXED FEE SERVICES:  NeuLion receives a fixed upfront fee from certain College clients for setup, design and implementataion and an annual fee for web and ticketing services. This fee is not shared with any other party.

(2) ADVERTISING:  For all web service clients, NeuLion is entitled to sell some of the advertising inventory on the website.  NeuLion has a professional advertising sales team that cultivates relationships with national brands and advertising agencies in order to maximize advertising revenue from client websites and video content.  In most cases, NeuLion retains 80% of the advertising revenue generated.  When NeuLion sells the advertising, we recognize advertising revenue at gross amounts and recognize any revenue sharing to our college client as a cost of services expense.  College clients are also allowed to sell advertising on their website.  In some cases, NeuLion is entitled to a revenue share from our college clients when they sell advertising.  In these cases, NeuLion bills our college clients for our share of the advertising that the college has sold.  In these cases, NeuLion only recognizes our share of the advertising sales.

(3) ECOMMERCE:  In cases where NeuLion provides an online store or auction site for our college clients, NeuLion is entitled to a revenue share on all sales through the store or auction site.
In these cases, NeuLion recognizes as revenue only the share of the sale that NeuLion is entitled to.

(4) SUBSCRIPTION:  In most cases, NeuLion acquires the rights to video content and markets and sells subscriptions to a library of video content.  In these cases, NeuLion recognizes the gross value of the  subscription as revenue, and charges any revenue share due to our college clients as a cost of services expense.

(5) USAGE:  For some contracts, NeuLion bills colleges for bandwidth usage on a per gigabyte basis.  In addition, some clients have elected advanced streaming features when streaming to different types of devices, and in these cases, NeuLion bills our college clients a fixed fee per event streamed with advanced features.  This fee is not shared with any party.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

If you have any questions or comments, please feel free to contact Frank Lee, our corporate securities lawyer, at Loeb & Loeb LLP, at (212) 407-4825 or me at (516) 622-8346.  Thank you.

Yours very truly,

/s/ Arthur J. McCarthy
Arthur J. McCarthy
Chief Financial Officer

cc: Frank Lee, Esq.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

Exhibit A

Giovanni Caruso Partner

345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Privileged & Confidential Via FedEx

January 30, 2015

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 4631 Washington, D.C. 20549

Re:
Request for Return of Certain Materials pursuant to 12b-4
Provided in Connection with the Staff’s review of the NeuLion, Inc. Form 10-K for Fiscal Year Ended December 31, 2013, filed March 13, 2014 (File No. 333-53620)

Dear Mr. Spirgel:

In connection with its review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed by NeuLion, Inc. (“NeuLion”), the Staff of the SEC requested that NeuLion provide the Staff with a copy of certain agreements that are not material agreements and that are not publicly available.  Enclosed please find copies of such requested agreements.

Because such agreements may be deemed to contain material nonpublic or trade secret information, we request that, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Staff return such materials and all copies thereof upon completion of its review.  Please return the materials to:

Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York  10154

We appreciate the Staff’s time and attention to this matter.  Please direct any questions or comments that you may have to my attention.

Sincerely,

Giovanni Caruso
Partner

Enclosures